VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

08000196

January 9, 2008

SEC
Mail Processing
Section

JAN 10 2008

Washington, DC
101

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
January 9, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated December 13, 2007.

Correspondence with Securities Commission(s)

2. Material Change Report – dated December 13, 2007.
3. Interim Consolidated Financial Statements for the period ended October 31, 2007, and 2006.
4. Interim MD&A for the three months ended October 31, 2007.
5. Form 52-109F2 Certification of Interim Filings – CEO.
6. Form 52-109F2 Certification of Interim Filings – CFO.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 13, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339
VR2 - FWB

VALGOLD COMPLETES NON-BROKERED PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold" or the "Company") is pleased to announce that, it has completed a non-brokered private placement of units (the "Units") at a price of $0.35 per Unit, for gross proceeds of $1.98 million. Each Unit is comprised of one common share of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share.

Compensation was paid to certain eligible arm's-length parties (the "Finders"), where such Finders arranged for subscribers to the private placement, and was comprised of a cash commission totalling $66,395.00 equal to 7% of the gross proceeds received by the Company from the sale of Units by such Finders, and a total of 271,000 non-transferable options (the "Finder's Options") equal to 10% of the number of Units sold by such Finders. Each Finder's Option is exercisable to acquire a Unit of the Company (the "Finder's Units") at a price of $0.35 per Finder's Unit for a period of 24 months from the date of issuance, subject to adjustment. Each Finder's Unit, upon issue, will be comprised of one common share of the Company (a "Finder's Unit Share") and one-half of one non-transferable common share purchase warrant of the Company (a "Finder's Warrant"). Each whole Finder's Warrant will entitle the Finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Option at a price of $0.60 per Finder's Warrant Share.

This private placement closed in two tranches. All securities issued or issuable in connection with the private placement will be subject to a hold period and may not be traded for four months plus one day from the date of each closing, being March 31, 2008, and April 11, 2008, as applicable.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the optioned mineral properties in Guyana and Venezuela, and for general working capital.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

December 10, 2007.

Item 3. **News Release**

Press releases were issued on December 13, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

December 13, 2007.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 13, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339
VR2 - FWB

VALGOLD COMPLETES NON-BROKERED PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. (**VAL**-TSX-V) ("ValGold" or the "Company") is pleased to announce that, it has completed a non-brokered private placement of units (the "Units") at a price of $0.35 per Unit, for gross proceeds of $1.98 million. Each Unit is comprised of one common share of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share.

Compensation was paid to certain eligible arm's-length parties (the "Finders"), where such Finders arranged for subscribers to the private placement, and was comprised of a cash commission totalling $66,395.00 equal to 7% of the gross proceeds received by the Company from the sale of Units by such Finders, and a total of 271,000 non-transferable options (the "Finder's Options") equal to 10% of the number of Units sold by such Finders. Each Finder's Option is exercisable to acquire a Unit of the Company (the "Finder's Units") at a price of $0.35 per Finder's Unit for a period of 24 months from the date of issuance, subject to adjustment. Each Finder's Unit, upon issue, will be comprised of one common share of the Company (a "Finder's Unit Share") and one-half of one non-transferable common share purchase warrant of the Company (a "Finder's Warrant"). Each whole Finder's Warrant will entitle the Finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Option at a price of $0.60 per Finder's Warrant Share.

This private placement closed in two tranches. All securities issued or issuable in connection with the private placement will be subject to a hold period and may not be traded for four months plus one day from the date of each closing, being March 31, 2008, and April 11, 2008, as applicable.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the optioned mineral properties in Guyana and Venezuela, and for general working capital.
For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2007 and 2006
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
As at October 31, 2007 and July 31, 2007
(Unaudited – prepared by management)

	October 31, 2007	July 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 284,583	$ 1,253,287
Short-term investments	--	2,074,969
Marketable securities	--	43,158
Due from related parties (Note 7)	71,788	130,336
Accounts receivable and prepaids	353,322	246,712
	709,693	3,748,462
Deferred financing costs	18,930	--
Investments (Note 4)	327,240	279,246
Equipment (Note 5)	230,559	231,460
Mineral property interests (see schedules) (Note 3)	22,124,288	15,109,101
	$ 23,410,710	$ 19,368,269
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 623,351	$ 618,272
Due to related parties (Note 7)	75,425	40,837
Future income tax liability (Note 8)	--	1,683,142
	698,776	2,342,251
Shareholders' equity		
Share capital (Note 6 (b))	48,744,111	42,816,992
Warrants (Note 6 (d))	1,842,257	1,872,913
Contributed surplus (Note 6 (c))	1,408,776	1,264,150
Deficit	(29,331,204)	(28,928,037)
Accumulated other comprehensive income (Note 4)	47,994	--
	22,711,934	17,026,018
	$ 23,410,710	$ 19,368,269

Commitments (Note 3)
Subsequent events (Notes 3 and 11)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

	2007	2006
Expenses (recoveries)		
Amortization	$ 1,045	$ 325
Foreign exchange loss	9,379	3,736
Legal, accounting and audit	82,339	11,232
Management and consulting fees (Note 7)	21,500	19,500
Office and administration (Note 7)	97,502	66,143
Salaries and benefits	141,796	97,471
Shareholder communications	84,459	29,475
Stock-based compensation	108,933	--
Travel and conferences	23,406	29,263
	570,359	257,145
Property investigations	125	54
Write-down of mineral property interests (see schedules) (Note 3)	--	35,117
Gain on sale of marketable securities	(132,680)	(515,246)
Interest income	(19,128)	(5,300)
(Loss) earnings before future income taxes	(418,676)	228,230
Future income tax recovery (Note 8)	15,509	--
(Loss) earnings for the period	(403,167)	228,230
Deficit, beginning of period	(28,928,037)	(28,754,382)
Deficit, end of period	$ (29,331,204)	$ (28,526,152)
(Loss) earnings per share – basic and diluted	$ (0.01)	$ 0.01
Weighted average number of common shares – basic	60,801,036	27,418,016
Weighted average number of common shares – diluted	60,801,036	27,728,094
Number of common shares outstanding, end of period	76,015,796	29,445,148

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended October 31, 2007
Loss for the period before comprehensive income	$ (403,167)
Unrealized loss on investments	(138,831)
Comprehensive loss	$ (541,998)

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Three months ended October 31, 2007 and 2006
(expressed in United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2006	23,068,948	$ 34,761,768	$ 138,704	$ 980,399	$ (28,754,382)	$ --	$ 7,126,489
Shares issued for mineral property interests and other							
Hunter Mine	55,000	16,225	--	--	--	--	16,225
Venezuela properties option payment	5,000,000	1,450,000	--	--	--	--	1,450,000
Finders' fees related to Venezuela option payment	375,000	108,750	--	--	--	--	108,750
Trout Claims	16,666	8,500	--	--	--	--	8,500
Finders' units on financing	832,900	216,554	--	--	--	--	216,554
Shares issued for cash							
Flow-through private placements, less share issue costs	7,175,000	1,430,540	537,713	--	--	--	1,968,253
Private placements, less share issue costs	21,712,200	4,901,498	1,265,169	--	--	--	6,166,667
Stock options exercised	56,250	38,239	--	(23,552)	--	--	14,687
Agents' warrants exercised	69,650	27,501	(8,609)	--	--	--	18,892
Warrants exercised	1,134,666	513,930	(60,064)	--	--	--	453,866
Income tax on flow-through renunciation	--	(656,513)	--	--	--	--	(656,513)
Stock-based compensation	--	--	--	307,303	--	--	307,303
Loss for the year	--	--	--	--	(173,655)	--	(173,655)
Balance, July 31, 2007	59,496,280	42,816,992	1,872,913	1,264,150	(28,928,037)	--	17,026,018
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	10,000	7,260	--	(4,760)	--	--	2,500
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Stock-based compensation	--	--	--	149,386	--	--	149,386
Transition adjustment to opening balance	--	--	--	--	--	186,825	186,825
Unrealized loss on investments for the period	--	--	--	--	--	(138,831)	(138,831)
Loss for the period	--	--	--	--	(403,167)	--	(403,167)
Balance, October 31, 2007	76,015,796	$ 48,744,111	$ 1,842,257	$ 1,408,776	$ (29,331,204)	$ 47,994	$ 22,711,934

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Three months ended October 31 2007 and 2006
(Unaudited – prepared by management)

		2007		2006
Cash provided by (used for)				
Operations				
(Loss) earnings for the period	$	(403,167)	$	228,230
Items not involving cash				
Amortization		1,045		325
Stock-based compensation		108,933		--
Write-down of mineral property interests		--		35,117
Gain on sale of marketable securities		(132,680)		(515,246)
Income tax recovery		(15,509)		--
Changes in non-cash operating working capital				
Accounts receivable and prepaids		68,897		71,376
Due to/from related parties		74,205		(9,747)
Accounts payable and accrued liabilities		59,680		(4,590)
		(238,596)		(194,535)
Investments				
Mineral property interests				
Acquisition costs		(1,507,702)		(168,279)
Exploration and development costs		(1,676,367)		(998,476)
Proceeds of short-term investments		2,074,969		--
Purchase of equipment		(19,347)		(7,354)
Proceeds of marketable securities		175,839		753,404
		(952,608)		(420,705)
Financing				
Common shares and warrants, less share issue costs		222,500		1,647,349
Deferred financing costs		--		22,713
		222,500		1,670,062
Increase in cash and cash equivalents during the period		(968,704)		1,054,822
Cash and cash equivalents, beginning of period		1,253,287		212,604
Cash and cash equivalents, end of period	$	284,583	$	1,267,426

Supplementary cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

1. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada, Venezuela and Guyana.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

2. Basis of presentation:

The accompanying financial statements for the interim periods ended October 31, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2007.

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	October 31, 2007 Total Costs	July 31, 2007 Total Costs
Garrison Project	$ 117,655	$ 3,559,994	$ 3,677,649	$ 3,590,350
Guyana Properties (a)	122,554	1,597,566	1,720,120	1,198,384
Hunter Gold Mine	33,100	460,739	493,839	460,739
Manitoba Properties	117,088	(4,610)	112,478	112,478
Tower Mountain	258,864	2,624,233	2,883,097	2,766,613
Venezuela Properties (b)	9,257,906	3,979,199	13,237,105	6,980,537
	$9,907,167	$ 12,217,121	$ 22,124,288	$ 15,109,101

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

3. Mineral property interests (continued):

(a) Guyana Properties, Guyana

The Company entered into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year exploration commitment of US$750,000 (spent) after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"), Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% net smelter return royalty ("NSR") in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

(b) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held up to twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was to be accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The Option, as amended, was then exercisable at any time up to October 9, 2007.

To exercise the Option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, this number being such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

3. Mineral property interests (continued):

(b) Venezuela Properties, Venezuela (continued)

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement. The second installment of the finder's fee was due upon exercise of the Option. An equivalent number of common shares, or 890,073 common shares, equivalent to US$325,000, based on the average closing price of the shares over the 30 day period prior to the exercise date, were issued.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any significant adverse impact to date on its operations in Venezuela nor has the Company curtailed its investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect the Company's operations and investment in Venezuela in the future.

(c) Option payments

In order to maintain existing mineral property option agreements, the Company will be required to make cash payments of $35,000 ($10,000 paid) and issue 55,000 common shares (issued) on the Company's mineral property interests located in Canada during the remainder of the year ending July 31, 2008. These payments are at the Company's option.

See note 11 for mineral property payments due on a mineral property interest located in Guyana and acquired subsequent to October 31, 2007.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

4. Investments:

	Number of Shares	Net Book Value October 31, 2007	Accumulated Unrealized Gains (Losses)	Fair Value October 31, 2007
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 10,000	$ 50,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	93,100	192,850
Mediterranean Minerals Corp.	5,000	2,000	(275)	1,725
Brigadier Gold Ltd.	850,000	108,375	(31,875)	76,500
Brigadier Gold Ltd. – warrants	425,000	29,120	(22,956)	6,164
LMC Management Services Ltd. (Note 7(a))	1	1	--	1
Total Investments		**$ 279,246**	$ 47,994	**$ 327,240**

See Consolidated Statement of Shareholders' Equity.

5. Equipment:

	Cost	Accumulated Amortization	Net Book Value, October 31, 2007	Cost	Accumulated Amortization	Net Book Value, July 31, 2007
Vehicles	$ 120,745	$ 25,102	$ 95,643	$ 108,758	$ 15,468	$ 93,290
Office equipment	10,367	3,877	6,490	16,682	5,751	10,931
Buildings	61,339	7,970	53,369	61,339	6,437	54,902
Computer equipment	17,433	4,008	13,425	17,433	2,422	15,011
Field equipment	88,944	27,312	61,632	76,777	19,451	57,326
	$ 298,828	$ 68,269	$ 230,559	$ 280,989	$ 49,529	$ 231,460

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See Consolidated Statements of Shareholders' Equity.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The plan currently allows for the issue of up to 7,364,029 stock options. In addition, options may be issued under this plan in exchange for goods or services.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Stock options (continued)

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance and exercisable at July 31, 2006	4,120,000	$0.25
Granted	2,565,000	$0.40
Exercised	(56,250)	$0.26
Cancelled	(150,000)	$0.25
Balance, July 31, 2007	6,478,750	$0.31
Exercised	(10,000)	$0.25
Cancelled	(28,750)	$0.35
Balance, October 31, 2007	6,440,000	$0.31
Exercisable at October 31, 2007	5,062,500	$0.28

The following table summarizes information about the stock options outstanding at October 31, 2007:

Number Outstanding at October 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,305,000	3.2 years	$0.25
100,000	3.7 years	$0.25
620,000	5.1 years	$0.25
910,000	6.0 years	$0.25
100,000	6.2 years	$0.25
775,000	1.7 years	$0.25
100,000	2.5 years	$0.25
2,080,000	4.5 years	$0.35
450,000	4.6 years	$0.62
6,440,000	4.2 years	$0.31
Exercisable at October 31, 2007:		
5,062,500	4.1 years	$0.28

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. During the period, stock-based compensation of $40,453 was capitalised to mineral property interests on the balance sheet. Since this charge is not deductible for income tax, an additional $15,509 was recorded as the related future income tax cost.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

6. Share capital (continued):

(d) Warrants

As at October 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,317,583	$0.40	December 30, 2007
93,030*	$0.225	December 30, 2007
93,030*	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
2,013,098	$0.50	August 28, 2008
255,636**	$0.275	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
237,833**	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
2,000,000	$0.40/$0.50	December 29, 2007/08
5,837,500	$0.40/$0.50	May 4, 2008/09
416,450	$0.40/$0.50	May 4, 2008/09
4,445,500	$0.40/$0.50	May 25, 2008/09
20,270,965		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007. Subsequent to October 31, 2007, 47,740 agent's warrants were exercised at a price of $0.225.

The warrants noted with a double-asterisk (**) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the Black-Scholes valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%.

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2006	3,635,893	$0.40
Issued	20,136,388	$0.42
Exercised	(1,204,316)	$0.39
Balance, July 31, 2007	22,567,965	$0.42
Exercised	(550,000)	$0.40
Expired, unexercised	(1,747,000)	$0.40
Balance, October 31, 2007	20,270,965	

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

7. Related party transactions and balances:

	Three months ended October 31,	
Services provided by:	**2007**	**2006**
Glencoe Management Ltd. (c)	9,000	7,500
LMC Management Services Ltd. (a and d)	266,977	202,504

Balances receivable from (payable to)	October 31, 2007	July 31, 2007
LMC Management Services Ltd. (a)	$ 71,788	$ 130,336
Total balances receivable (f)	71,788	130,336
Glencoe Management Ltd. (c)	3,180	2,650
Directors and officers expenses (b)	72,245	38,187
Total balances payable	$ 75,425	$ 40,837

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at October 31, 2007, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2007, management fees of $3,000 (previously $2,500) per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $12,500 (previously $12,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services Ltd.' Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of three companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) See Note 3 (b) - A director of the Company holds shares in one of the shareholders of Honnold Corp., in the Venezuelan Properties transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

8. Income taxes:

As a result of the completion of the Honnold transaction, the Company has acquired significant future tax assets sufficient to extinguish the future income tax liability recorded at July 31, 2007. The Company has recorded a recovery of the future income tax liability on the schedule of mineral property interests, related to Venezuela. Despite having significant future tax assets, the realization of benefits related to future potential tax deductions is uncertain so no future income tax asset has been recognized for accounting purposes.

The Company capitalizes stock-based compensation related to stock options granted to consultants and employees working directly on its mineral properties. While these amounts are not deductible for tax purposes, sufficient tax pools are available to offset this permanent difference. As a result, a recovery of future income taxes of $15,509 has been recorded on the statement of operations and deficit in the period.

9. Supplementary cash flow information:

During the three months ended October 31, 2007 and 2006, the Company conducted non-cash investing and financing activities as follows:

	2007	2006
Shares issued for mineral property interests and finders' fees	$ 5,669,203	$ 16,225
Amortization capitalized to mineral property interests	$ 17,695	$ 5,673
Stock-based compensation capitalized to mineral property interests, including future income tax liability	$ 40,453	$ --

10. Financial instruments:

At October 31, 2007, the fair values of cash and cash equivalents, short-term investments, due from (to) related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At October 31, 2007, cash and cash equivalents were held as cash in bank accounts, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2007 and 2006
(Unaudited – prepared by management)

11. Subsequent events:

Subsequent to October 31, 2007, the Company:

(a) Entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, $50,000 on regulatory approval and $50,000 on each of the next four anniversaries of regulatory approval; and

(b) completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share. The Company paid finders' fees of $66,395, or 7% cash, and issued 271,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant will entitle the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share; and

(c) granted 200,000 stock options to a consultant at a price of $0.30, with an expiry date of November 27, 2012.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Three months ended October 31, 2007
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests October 31, 2007
Acquisition costs							
Balance, beginning of period	$ 258,362	$ --	$ 2,168,503	$ 117,088	$ 117,655	$ 106,987	$ 2,768,595
Incurred (recovered) during the period	502	33,100	7,089,403	--	--	15,567	7,138,572
Balance, end of period	258,864	33,100	9,257,906	117,088	117,655	122,554	$ 9,907,167
Exploration and development costs							
Incurred during the year							
Assays and analysis	11,640	--	43,548	--	23,111	53,567	131,866
Drilling	83,575	--	194,508	--	--	87,631	365,714
Geological and geophysical	16,861	--	38,128	--	40,592	185,876	281,457
Land lease and property taxes	--	--	40,347	--	--	21,754	62,101
Site activities	1,326	--	494,706	--	10,460	94,075	600,567
Stock-based compensation	--	--	13,525	--	3,366	23,562	40,453
Travel and accommodation	2,580	--	25,545	--	9,770	39,704	77,599
	115,982	--	850,307	--	87,299	506,169	1,559,757
Balance, beginning of period	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Future income tax recovery	--	--	(1,683,142)	--	--	--	(1,683,142)
Balance, end of period	2,624,233	460,739	3,979,199	(4,610)	3,559,994	1,597,566	12,217,121
Total Mineral Property Interests	2,883,097	$ 493,839	$ 13,237,105	$ 112,478	$ 3,677,649	$ 1,720,120	$ 22,124,288

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2007

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2007
Acquisition costs							
Balance, beginning of year	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred (recovered) during the year	30,780	(24,045)	1,604,203	21,833	7,655	106,987	1,747,413
	276,962	--	2,168,503	258,927	117,655	106,987	2,929,034
Write-down of mineral property interests	(18,600)	--	--	(141,839)	--	--	(160,439)
Balance, end of year	258,362	--	2,168,503	117,088	117,655	106,987	2,768,595
Exploration and development costs							
Incurred during the year							
Assays and analysis	821	--	150,166	708	178,826	71,485	402,006
Drilling	93,622	--	1,198,611	--	1,038,597	167,135	2,497,965
Future income tax	--	--	1,693,728	--	2,261	15,827	1,711,816
Geological and geophysical	32,534	33	288,237	4,570	439,609	429,547	1,194,530
Land lease and property taxes	--	--	188,371	--	--	45,116	233,487
Site activities	6,100	16	618,419	31,848	70,924	206,362	933,669
Stock-based compensation	--	--	24,122	--	5,152	36,065	65,339
Travel and accommodation	836	--	133,251	5,475	152,080	113,939	405,581
	133,913	49	4,294,905	42,601	1,887,449	1,085,476	7,444,393
Balance, beginning of year	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Recovery of costs	--	(36,824)	--	--	--	--	(36,824)
Write-down of mineral property interests	(1,717)	--	--	(291,886)	--	--	(293,603)
Balance, end of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Total Mineral Property Interests	$ 2,766,613	$ 460,739	$ 6,980,537	$ 112,478	$ 3,590,350	$ 1,198,384	$ 15,109,101

ValGold Resources Ltd.

Interim Management Discussion and Analysis for the Three Months Ended October 31, 2007

1.1 Date

The effective date of this interim report is December 21, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold Resources Ltd. for the year ended July 31, 2007, and the unaudited interim consolidated financial statements for the period ended October 31, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the three months ended October 31, 2007 ("fiscal 2008") was $403,167 or $0.01 per share compared to earnings of $228,230 or $0.01 per share in the three months ended October 31, 2006 ("fiscal 2007").
- In fiscal 2008, ValGold sold 27,400 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when they sold 151,200 common shares of for a gain of $515,246.
- During fiscal 2008, cash used in operation was $238,596, compared to $194,535 used in fiscal 2007. Expenditures on mineral property interests totalled $8,698,329 in fiscal 2008 compared to $1,012,968 in fiscal 2007. Expenditures were incurred on the following mineral properties in fiscal 2008, with the comparative figures for fiscal 2007 in parentheses: Tower Mountain - $116,484 ($2,980), Hunter Mine - $33,100 ($25,840), Venezuelan properties - $7,939,710 ($346,559); Manitoba Nickel Properties - $Nil ($13,661), Garrison Property - $87,299 ($586,760), and Guyana - $521,736 ($37,168).
- In fiscal 2007 the Company wrote-off the Attwood Lake property in Manitoba or a total of $14,800 and $20,317 related to the Freehold Claims in Ontario in fiscal 2007. There were no comparative write-downs in fiscal 2008.

1.2.1 Venezuela Acquisition

ValGold initially entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies. ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp., a British Virgin Island

company that through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The Honnold Option agreement, as amended, which was signed on December 8, 2006, received regulatory approval for the first stage of the transaction in January 2007. The first option payment of 5,000,000 common shares and the related finder's fee of 375,000 common shares were paid in January 2007, and a cash payment of US$500,000 was made in the year ended July 31, 2006. Certain of the exploration licenses will not be acquired and will be returned to the government of Venezuela. The number of licenses has now been reduced to 21 concessions covering approximately 1,071 square kilometers.

The total purchase price for both phases was a total of US$2,000,000 cash and the equivalent of US$6,000,000 in common shares. broken down by phase as follows:

(1) Stage 1 was the payment of US$500,000 cash, and the issuance of 5,000,000 common shares as consideration for acquiring the Honnold Option. Due to the delays in obtaining audited financial statements from the various subsidiaries of Honnold Corp., the final option date was extended from July 9, 2007, and was exercisable at any time up to October 9, 2007. On October 3, 2007, the Company announced that they would be exercising the Stage 2 or the final option.

(2) To complete Stage 2 of the final Honnold Option, ValGold paid the shareholders of Honnold an additional US$1,500,000 in cash and issued 15,014,443 common shares at the deemed price defined in the option agreement for a total deemed value of US$5,000,000. The deemed per share value of the common shares was calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was not to be less than US$0.20. The deemed price per share was US$0.33.

(3) The sellers will retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers will also retain a 2% NSR in the Venezuelan Properties.

An arm's length finder's fee of 5% of the value of the acquisition was paid in two installments. The first installment was paid by the issuance of 375,000 common shares. The second installment of the finder's fee, paid in October 2007, was 390,073 common shares, based upon the average closing price of the common shares over the 30-day period prior to the exercise date.

Previous exploration expenditures by Honnold on the Venezuelan Properties outlined several occurrences of significant gold mineralization. An extensive database has also been acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

The principal mineral properties controlled by Honnold Corp.'s subsidiaries include the Chicanan West and the Chicanan East Concessions. These concessions are located in southern Bolivar State, approximately 40 kilometers ("km") northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits. The concessions are comprised of 16 exploration licenses that cover a total of approximately 90,000 hectares or approximately 900 square kilometers. Three other concessions are located in the El Callao area and are known as the Increible 1, 3 and 5 concessions. These three

concessions total 14,950 hectares. The remaining two (Vuelvan Caras) concessions are located 110 kilometers to the southeast of the El Callao area in the Marwani District and total 2,143 hectares.

Numerous gold occurrences are found on all the concessions hosted by a wide variety of rock types and structural settings. On the Increible concessions the primary gold occurrences are found along the Los Chivos Shear Zone and are hosted by a variety of highly sheared and altered volcanic and sedimentary rocks. On the Chicanan concessions gold occurrences are found in mixed volcanoclastic rocks along the regional scale Chicanan Shear Zone and along structures and contacts in the Mochila Layered Intrusion.

ValGold commissioned and completed a NI 43-101 compliant technical report on the Venezuelan Properties that is available on the SEDAR website, www.sedar.com. An update to the report has been commissioned and is expected to be completed in 2008.

Current Exploration:
The Increible 3 Concession is located in the El Callao Mining District. The principal zones of gold mineralization within Increible 3 are associated with the Los Chivos Shear Zone ("LCSZ"). The LCSZ is a major east-west trending structure that hosts the Los Patos gold occurrences. It is mapped cutting through the central part of the concession over a strike length of 6,700 m and is associated with a series of gold soil anomalies. The major anomalous areas within the eastern part of the LCSZ are Los Patos Main, Los Patos Central and Los Patos South.

The LCSZ gold mineralization occurs in a variety of structural settings in both mafic and sedimentary rocks. Styles of gold mineralization vary greatly. At the Los Patos main occurrence, the mineralization occurs within highly-foliated basaltic volcanic units that contain auriferous quartz carbonate veins. In contrast, the mineralization found at Los Patos Central and Los Patos South is hosted by metasedimentary rocks within zones of shearing associated with gold in quartz and carbonate veining containing minor amounts of pyrite and tourmaline. Other alteration minerals include chlorite, sericite, albite, muscovite, epidote and potassium feldspar.

The program was originally intended to consist of drilling approximately 5,000 m of core but due to the discovery of a potentially significant gold ore zone, it was expanded to 35 holes for a total accumulated length of 9,318m. Mineralized zones have been intersected grading as high as 7.25 grams per tonne ("g/tonne") gold over a true width of 19.0 m (0.21 ounces/ton ("oz/t") over 62.3 feet ("ft")). Most of the diamond drill holes targeted the main Los Patos gold zones. The Los Patos gold zones remain open in all directions and will require further drilling to define their limits.

ValGold has initiated an independent NI 43-101 report and compliant resource estimation upon the receipt of the outstanding assays on the work conducted on the areas described above. In addition, the Company will be planning a second phase of drilling based upon the results of the report to continue to explore the main Los Patos gold zone, its satellite zones and the on-strike gold occurrences.

A diamond drill has been mobilized on the Mochila Lineament gold occurrence located within the Chicanan West concessions. The minimum 5,000m drill program will test several targets hosted by mafic and ultramafic rocks comprising the Mochila Layered Intrusion. At least 15 holes are planned and will focus on faults and lithological contacts where either artisanal mining or gold soil anomalies are present.

This 5,000m program will test gold targets hosted within the Mochila Layered Intrusion. This layered mafic-ultramafic intrusion is postulated to be 2,500m thick and is comprised of a central gabbro unit separating upper and lower ultramafic layers. Within the intrusion gold occurs along the Mochila Lineament which is a regional scale structure coincident with an axial plane of the folded intrusion. Gold is also found along the upper contact of the central gabbro unit and potentially along the basal contact of the layered intrusion with the underlying volcanics.

Fiscal 2008 exploration expenditures of $850,307 ($296,501) on the Venezuelan properties include the following: assays and analysis - $43,548 ($76); drilling - $194,508 ($Nil); geological and geophysical - $38,128 ($48,643); lease and property taxes - $40,347 ($Nil); stock-based compensation and related future income taxes - $13,525 ($Nil); travel and accommodation - $25,545 ($23,075), and site activities - $494,706 ($224,707), which includes the maintenance of a base camp and personnel who have worked on the property for several years.

The Company capitalized future income taxes of $1,693,728 in the year ended July 31, 2007, relating to the Venezuela Properties in the year ended July 31, 2007, but as a result of acquiring the companies holding the Venezuela Properties, the Company has acquired unrecognized tax assets resulting in the reversal of the previously capitalized future income taxes.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Venezuelan Properties, and is responsible for all of the technical reporting in compliance with NI 43-101.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003. All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates during fiscal 2007. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars/$US, has been adjusted upwards twice, and presently stands fixed at 2,150 Bolivars/$US. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square kilometers or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS (1)	1	3,605	891,810
Otomung	PGGS	1	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star PGGS expired October 1, 2007, but prior to this, 21 prospecting licenses ("PLs") were selected within the area. Each of the PLs covers an area of approximately 50.6 km^2 (12,500 acres) for a total of approximately 1,063 square kilometers. The PL applications are currently being reviewed by the Government and approval for most if not all the PLs should be in hand by the end of the calendar year. The PLs cover what is considered to be the most prospective ground in the expired Five Star PGGS based on the information available. In addition, ValGold has the exclusive right to occupy and explore the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PLs. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed by Newmont. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces.

The properties are considered highly prospective for gold but also have potential for the discovery of diamonds, uranium and base metals. Gold occurrences and/or artisanal workings are commonplace, most of which have seen no follow-up work. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Current Exploration:
Since the beginning of the year ValGold has carried out a number of stream silt and soil sampling programs within the Five Star and Otomung PGGS. This has lead to the discovery of a number of gold, uranium and base metal anomalies which will be followed up throughout the remaining part of the year. In addition, at the end of April, a drill program was initiated on the Erakiri gold occurrence located in the southwest corner of the Five Star PGGS and was completed on August 16, 2007. A total of nine holes were drilled for a total accumulated length of 1,331m. All of the holes targeted porphyry-volcanic contacts along which placer gold is present.

Besides drilling at Erakiri, three large soil sampling programs have been completed over gold targets in the Whana and Piai areas. Follow-up mapping, sampling and trenching, where warranted, is planned over the anomalies.

Fiscal 2008 exploration expenditures on the Guyana Properties include the following: assays and analysis - $53,567 ($Nil); drilling - $87,631 ($Nil); geological and geophysical - $185,876 ($21,358); land lease and property taxes - $21,754 ($Nil); site activities - $94,075 ($5,918); stock-based compensation and future income taxes - $23,562 ($Nil); and travel and accommodation - $39,704 ($9,892).

Subsequent to October 31, 2007, the Company entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, $50,000 (paid) and $50,000 on each of the next four anniversaries of regulatory approval.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Guyana Shield properties in Guyana and is responsible for technical reporting in compliance with NI 43-101.

1.2.3 Garrison Project, Ontario

ValGold acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property in June 2005.

The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Gold mineralization on the property occurs within the MFZ as sulphide-rich bodies such as the JP and the RP gold zones and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks such as the Garrcon area Shaft and North gold zones. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. The JP zone in the MFZ is the largest of these and has been explored by both surface and underground methods. On the 145 m level, the JP Zone is continuous over a length of 142 m and averages 8.74 g/tonne gold over an average width of 3.61 m. Auriferous zones within the sediments strike parallel to the DPFZ and are found proximal to the footwall of the fault. Microfracturing and/or brecciation with minor pyrite, silicification and quartz veining generally accompany the gold mineralization.

Since acquiring the property in mid 2005 work has been directed towards creating a database of all previous exploration work and drilling to better assess the economic potential of the numerous gold zones found on the property. To the end of fiscal 2007, ValGold drilled a total of 32,012 m in 74 holes, mostly in the JP, Shaft and North Zones.

A NI 43-101 compliant report is currently being written by ACA Howe International on the Garrison gold property. A resource calculation for the JP Zone will comprise part of the report.

Fiscal 2008 exploration expenditures on the Garrison Project have included assay and analysis costs - $23,111 ($55,485); drilling - $Nil ($316,765); geological and geophysical - $40,592 ($137,369); site activities - $10,460 ($24,677); stock-based compensation - $3,366 ($Nil) and travel and accommodation - $9,770 ($48,922).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Garrison Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

1.2.4 Tower Mountain Gold Project, Ontario

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 km west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $245,000 were made to the optionors of the Tower Mountain property. The Company had also acquired two additional parcels of land, which formed part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares were issued. These claims, known as the Freehold Claims, were written off in fiscal 2007 for a total of $20,317.

Little field work was carried out on the Tower Mountain project since the last drill program was completed during the winter of 2005. By the end of this drill program a total of 67 holes had been drilled on the property for an accumulated length of 16,618 m. Following this last drill program an independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website.

Current Status:
An eight-hole drill program was completed August 9, 2007, on the Tower Mountain gold property located 40 km west of Thunder Bay. A total of 2,090 m were drilled to test mostly extensions to previously discovered zones such as that in 04-36 where 50.0 g/tonne gold were intersected over a core length of 1.5 m. Assays for all eight holes have been received and were reported in ValGold's news release dated November 26, 2007.

Fiscal 2008 exploration expenditures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $11,640 ($Nil); drilling - $83,575 ($Nil); geological and geophysical - $16,861 ($971); and travel and accommodation - $2,580 ($Nil) and site activities - $1,326 ($1,336).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Tower Mountain Gold Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instiued and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50 000 ($40,000 paid at the date of this report) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. In addition, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. The property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"). Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (March 15, 2006) (received by the Company) and a second tranche of 425,000 shares was received on March 15, 2007, the first anniversary after regulatory approval. A further 30.0% interest may be earned by Brigadier by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension for completion of the exploration expenditures from March 15, 2007, to October 31, 2007. For the granting of the extension, ValGold received warrants to purchase 425,000 common shares of Brigadier at $0.15 per share, expiring September 2, 2008. These warrants were initially valued at $29,120, using the Black-Scholes ("B-S") method of calculation with a volatility rate of 95%, an 18-month term and a risk-free interest rate of 4%. At October 31, 2007, they were re-valued as a financial instrument and currently have an estimated value of $6,164, using a volatility rate of 78.42%, a term of one year and a risk-free interest rate of 4.28%.

During the three months ended October 31, 2007, the Company issued 55,000 common shares under the option agreement with the initial optionors and made a cash payment of $10,000, for a total of $33,100.

1.2.6 Mineral Property Option Payments Due In the Year Ended July 31, 2008

During the three months ended October 31, 2007, the Company will be required to make cash payments of $35,000 ($10,000 paid) and issue 55,000 common shares (issued) on the Company's mineral property interests located in Canada.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

1.2.7 Market Trends

In 2007 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$688 per ounce to December 5, 2007.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2007, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2007	As at July 31, 2006	As at July 31, 2005
Current assets	$ 3,748,462	$ 1,018,295	$ 987,683
Mineral property interests	15,109,101	6,408,161	3,862,406
Other assets	510,706	360,650	1,408,795
Total assets	19,368,269	7,787,106	6,258,884
Current liabilities	2,342,251	660,617	137,952
Shareholders' equity	17,026,018	7,126,489	6,120,932
Total shareholders' equity and liabilities	19,368,269	7,787,106	6,258,884
Working capital (non-GAAP measure)	$ 1,406,211	$ 357,678	$ 849,731

	Year ended July 31, 2007	Year ended July 31, 2006	Year ended July 31, 2005
Expenses (Recoveries)			
Amortization	$ 2,617	$ 889	$ 855
Foreign exchange loss	1,474	8,827	17,838
Legal, accounting and audit	104,632	128,504	75,297
Management fees	74,500	73,000	60,000
Office and administration	284,446	301,521	208,331
Salaries and benefits	345,363	204,255	218,938
Shareholder communications	282,015	156,647	214,849
Stock-based compensation	241,964	241,986	53,734
Travel and conferences	130,116	38,283	75,169
	1,467,127	1,153,912	925,011
Property investigation (recoveries) costs	7,040	(3,107)	115,052
Write-down of mineral property interests	454,042	316,336	419,698
Gain on sale of marketable securities and investments	(1,087,432)	(1,722,766)	--
Write-down of investments	--	--	6,000
Bad debt expense	64,005	--	--
Interest income	(45,940)	(23,738)	(46,506)
(Loss) earnings before future income tax recovery	(858,842)	279,363	(1,419,255)
Future income tax recovery	685,187	112,648	162,788
(Loss) earnings for the year	(173,655)	392,011	(1,256,467)
(Loss) earnings per share – basic and diluted	$ 0.00	$ 0.02	$ (0.06)
Weighted average number of common shares outstanding – basic	37,808,293	22,253,520	20,701,374
Weighted average number of common shares outstanding – diluted	37,808,293	22,575,085	20,701,374

1.4 Results of Operations

ValGold had a loss of $403,167 or $0.01 per common share in fiscal 2008, compared to earnings of $228,230 or earnings per share of $0.01 in fiscal 2007.

	Three months ended October 31,	
	2007	2006
Expenses (recoveries)		
Amortization	$ 1,045	$ 325
Foreign exchange loss	9,379	3,736
Legal, accounting and audit	82,339	11,232
Management and consulting fees	21,500	19,500
Office and administration	97,502	66,143
Salaries and benefits	141,796	97,471
Shareholder communications	84,459	29,475
Stock-based compensation	108,933	--
Travel and conferences	23,406	29,263
	570,359	257,145
Property investigations	125	54
Write-down of mineral property interests	--	35,117
Gain on sale of marketable securities	(132,680)	(515,246)
Interest income	(19,128)	(5,300)
(Loss) earnings before future income taxes	(418,676)	228,230
Future income tax recovery	15,509	--
(Loss) earnings for the period	(403,167)	228,230
(Loss) earnings per share – basic and diluted	$ (0.01)	$ 0.01
Weighted average number of common shares – basic	60,801,036	27,418,016
Weighted average number of common shares – diluted	60,801,036	27,728,094

In the year ended July 31, 2006, the Company entered into a transaction to acquire an entity that indirectly holds several mineral property interests in Venezuela. The Company also entered into two option agreement to acquire properties in Guyana. Doing business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $3,736 in fiscal 2007 to $9,379 in fiscal 2008. The Canadian dollar strengthened against the United States dollar in fiscal 2008. Venezuela reintroduced exchange controls in February 2003 and all foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign

Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the period and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in Bolivars and United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses increased from $11,232 in fiscal 2007 to $82,339 in fiscal 2008. Audit and accounting fees have increased and will likely continue to increase due to the audit requirements and the level of testing now required by the auditors, in particular, the level of audit testing required in foreign jurisdictions.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. These fees were increased to $3,000 per month effective August 1, 2007. Management fees paid in both fiscal 2008 totalled $9,000, compared to $7,500 in fiscal 2007. Also included in management and consulting fees for fiscal 2008 is $12,500 ($12,000) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs increased from $66,143 in fiscal 2007 to $97,502 in fiscal 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During most of fiscal 2007, an additional company was sharing office space which contributed to lower office costs in that period.

Salaries and benefits have increased from $97,471 in fiscal 2007 to $141,796 in fiscal 2008. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"). Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase.

In fiscal 2007, there was no stock-based compensation compared to $108,933 in fiscal 2008, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $40,453 ($Nil) in stock-based compensation was capitalized to mineral property interests, in addition to a related future tax recoveryy of $15,509 ($Nil).

Shareholder communications have increased from $29,475 in fiscal 2007 to $84,459 in fiscal 2008. Shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. The Company significantly increased its advertising and web-based presence in the last half of its year ended July 31, 2007. This increased activity has continued into fiscal 2008.

Travel and conference expenses have decreased from $29,263 in fiscal 2007 to $23,406 in fiscal 2008. Costs will likely continue at similar levels or higher in the future, due to management travel to South America and continued increases in travel costs in general.

In fiscal 2008, ValGold sold 27,400 common shares, the remaining balance of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when they sold

151,200 common shares of for a gain of $515,246. Interest income increased from $5,300 in fiscal 2007 to $19,128 in fiscal 2008, due to higher cash balances held during the year ended July 31, 2007.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2006								
Second Quarter	29,258	3, 17	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	--	18,552	5,921	871	608	724,586	314,986
Fiscal 2007								
First Quarter	2,980	--	13,661	37,168	--	25,840	586,760	346,559
Second Quarter	4,213	--	10,823	258,304	--	(215)	461,769	2,049,067
Third Quarter	2,996	--	(100)	347,665	--	(86,837)	395,822	581,190
Fourth Quarter	154,504	--	40,050	549,326	--	37,001	450,753	2,922,292
Fiscal 2008								
First Quarter	116,484	--	--	521,736	--	33,100	87,299	7,939,710

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2006								
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056	--
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--	(112,648)
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--	--
Fiscal 2007								
First Quarter	228,230	0.01	257,145	520,546	35,117	54	--	--
Second Quarter	380,186	0.01	236,914	87,512	--	125	--	(529,713)
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246
Fiscal 2008								
First Quarter	(403,167)	(0.01)	570,359	151,808	--	125	108,933	(15,509)

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At October 31, 2007, ValGold's working capital, defined as current assets less current liabilities, was $10,917, compared with working capital of $1,406,211 at July 31, 2007. The Company primarily invests its unused cash in redeemable guaranteed investment certificates which are redeemable in full after 30 days with interest or in bankers acceptances. The initial term of the guaranteed investment certificates may be greater than 90 days and therefore are recorded as short-term investments.

<u>Investing Activities</u>

At October 31, 2007, ValGold had capitalized $22,124,288, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. In fiscal 2008, ValGold expended $8,698,329 on the acquisition and exploration of its mineral property interests, net of recoveries, compared to $1,012,968 in fiscal 2007.

At October 31, 2007, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 850,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total cost of $250,125. The market value of these shares at October 31, 2007, was $321,076. The Company also holds 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at a book value calculated using the B-S method, of $29,120. These warrants currently have an estimated fair value of $6,164. During the three months ended October 31, 2007, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

Subsequent to October 31, 2007, the Company closed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share.

ValGold paid finders' fees of $66,395, or 7% cash, and issued 271,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant will entitle the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share.

Subsequent to October 31, 2007, 47,740 agent's warrants with an expiry date of December 30, 2007, were exercised at a price of $0.225. The Company also granted 200,000 stock options to a consultant at an exercise price of $0.30, with an expiry date of November 27, 2012.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Three months ended October 31,	
Services provided by:	2007	2006
Glencoe Management Ltd. (c)	9,000	7,500
LMC Management Services Ltd. (a and d)	266,977	202,504

Balances receivable from (payable to)	October 31, 2007	July 31, 2007
LMC Management Services Ltd. (a)	$ 71,788	$ 130,336
Total balances receivable	71,788	130,336
Glencoe Management Ltd. (c)	3,180	2,650
Directors and officers expenses (b)	72,245	38,187
Total balances payable	$ 75,425	$ 40,837

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at October 31, 2007, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2007, management fees of $3,000 (previously $2,500) per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $12,500 ($12,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of three companies with directors and/or management in common with the Company throughout the fiscal year. Transaction with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) A director of the Company holds shares in one of the shareholders of Honnold Corp., the Honnold transaction. At the time of entering into the option agreement, the director was at

arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at October 31, 2007, the Company was a venture issuer. See the Company's audited consolidated financial statements for the years ended July 31, 2007 and 2006.

1.13 Critical accounting policies and changes in accounting policies

The Company has changed its accounting policies with respect to the following, which are in the Company's audited consolidated financial statements for the year ended July 31, 2007.

Comprehensive income.
CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006. Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments. (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.
In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale. Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. A transition adjustment of $186,825 represents the initial balance of this new account and will recognize the comprehensive income of previous periods.

Financial Instruments and Other Instruments
At October 31, 2007 and 2006, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market values of the Company's Canadian and United States dollar denominated temporary investments are equal to the carrying values at October 31, 2007 and 2006. The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below carrying value and the Company chooses to sell instead of carrying the security to term.

1.15 Other MD&A Requirements

See the Company's unaudited consolidated financial statements for the three months ended October 31, 2007 and 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the unaudited interim Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of December 20, 2007, the date of this interim MD&A, subject to minor accounting adjustments:

Outstanding share information at December 20, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

81,780,266 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,305,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
910,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
775,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,080,000	0.35	April 12, 2012
450,000	0.62	June 20, 2012
200,000	0.30	November 27, 2012
6,640,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
1,312,333	$0.40	December 30, 2007
45,290**	$0.225	December 30, 2007
93,030	$0.40	December 30, 2007
5,250	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
2,013,098	$0.50	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
255,636*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
2,000,000	$0.40/$0.50	December 29, 2007/08
5,837,500	$0.40/$0.50	May 4, 2008/2009
416,450	$0.40/$0.50	May 4, 2008/2009
4,445,500	$0.40/$0.50	May 25, 2008/2009
2,377,500	$0.60	November 30, 2009
202,800	$0.35	November 30, 2009
456,000	$0.60	December 10, 2009
68,200	$0.35	December 10, 2009
101,400***	$0.60	November 30, 2009
34,100****	$0.60	December 10, 2009
23,463,225		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

*** Finder's Warrants to Purchase Units at $0.35 per Until Nov 30, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until November 30, 2009.

**** Finder's Warrants to Purchase Units at $0.35 per Until Dec 10, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until Dec 10, 2009.

Other Information

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over financial reporting during the period ended October 31, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is

gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures for the three months ended October 31, 2007 and have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the interim filings were being prepared.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Multilateral Instrument 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: December 21, 2007

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Multilateral Instrument 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: December 21, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

END